Exhibit 99.1

Canaan Inc. Launches Innovative Gas-to-Computing Pilot in Canada with Energy Infrastructure Developer

Strategic initiative to convert flared natural gas into low-cost power for high-density computing

Scalable low-cost natural gas power model designed to strengthen mining economics

Annual reduction of approximately 12,000–14,000 metric tons of CO₂-equivalent emissions expected

Singapore, October 13, 2025 /PRNewswire/ -- Canaan Inc. (NASDAQ: CAN) (“Canaan” or the “Company”), an innovator in crypto mining, today announced the launch of a pilot mining project in Calgary, Alberta, Canada, through a joint mining agreement with Aurora AZ Energy Ltd., a Calgary-based energy infrastructure company that develops and operates natural gas wellhead power solutions for HPC/AI data centers and bitcoin mining applications. This gas-to-computing initiative is designed to convert distributed natural gas resources – such as wellhead gas – into reliable, cost-efficient power for high-density computing environments. The project is designed to demonstrate high uptime and modular scalability. Under the agreement, Canaan is guaranteed 90% uptime, subject to limited exemptions, including extreme weather conditions and scheduled gas well or generator maintenance.

The project will pilot a fully integrated gas-to-compute system that connects natural gas extraction, power generation, and computing operations within a single modular architecture. The deployment includes over $2 million of Avalon® A15 Pro miners and containerized data modules from Canaan that will be installed directly at wellheads. Through Aurora’s on-site energy operations, stranded or flared gas will be converted into usable electricity at power costs well below industry norms. During periods of curtailment, Canaan will also participate in the economic benefits of selling excess power back to the grid through emergency or economic demand-response programs.

The Company expects that the deployment of 700 Avalon A15 Pro units will provide approximately 2.5 megawatts (MW) of computing capacity directly at the wellhead. By utilizing natural gas that would otherwise be flared, the project is expected to eliminate an estimated 12,000 to 14,000 metric tons of CO₂-equivalent emissions annually and demonstrates how responsible energy reuse can align environmental benefits with strong project-level economics.

In addition to reducing greenhouse gas emissions by mitigating flaring, this decentralized approach provides an off-grid, self-sustaining power solution for compute-intensive workloads. By generating localized energy, the model reduces strain on existing grids and frees up conventional electricity resources for other critical sectors, including HPC and AI data centers, industries that are rapidly expanding their energy demand profiles.

“This initiative represents a major step in demonstrating how computing infrastructure can evolve alongside energy innovation,” said Nangeng Zhang, chairman and CEO of Canaan. “High-density computing – whether for bitcoin mining, AI inference, or HPC workloads – requires scalable and energy-efficient power architectures. By integrating localized natural gas generation with our modular computing systems, we are transforming previously wasted resources into productive energy with the potential to power the next generation of distributed AI infrastructure.”

Canada provides an ideal environment for the pilot with its stable regulatory framework and rich natural gas reserves. In 2024, the province of Alberta alone flared more than 900 million cubic meters of natural gas, according to the Alberta Energy Regulator (AER), representing a significant opportunity for energy recovery and repurposing.

“This initiative to convert wellhead power into computing power is made possible by combining our capabilities in energy infrastructure with Canaan’s expertise in high-density computing,” said Jing Shan Zhou, CEO of Aurora AZ Energy Ltd. “Together, we’re building a scalable framework to convert flared or stranded natural gas into productive power at the source, delivering reliable, low-cost energy while contributing to global sustainability goals.”

The project comes as hyperscalers are projected to invest approximately $350 billion in AI deployment in 2025, underscoring the critical importance of scalable, energy-efficient infrastructure. By demonstrating the technical and economic viability of wellhead power generation for bitcoin mining and other high-density computing applications, Canaan and Aurora aim to establish a repeatable model that expands global computing capacity while improving the efficiency and sustainability of energy utilization.

About Canaan Inc.

Established in 2013, Canaan Inc. (NASDAQ: CAN), is a technology company focusing on ASIC high-performance computing chip design, chip research and development, computing equipment production, and software services. Canaan has extensive experience in chip design and streamlined production in the ASIC field. In 2013, Canaan's founding team shipped to its customers the world's first batch of mining machines incorporating ASIC technology under the brand name Avalon. In 2019, Canaan completed its initial public offering on the Nasdaq Global Market. To learn more about Canaan, please visit https://www.canaan.io/.

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements. Among other things, the business outlook and quotations from management in this announcement, as well as Canaan Inc.'s strategic and operational plans, contain forward-looking statements. Canaan Inc. may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission ("SEC") on Forms 20-F and 6-K, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Canaan Inc.'s beliefs and expectations, such as expectations with regard to revenue or mining hash rate deployment, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company's goals and strategies; the Company's future business development, the ability of the Company to execute against its goals, financial condition and results of operations; the expected growth of the bitcoin industry and the price of bitcoin; the Company's expectations regarding demand for and market acceptance of its products, especially its bitcoin mining machines; the Company's expectations regarding maintaining and strengthening its relationships with production partners and customers; the Company's investment plans and strategies, fluctuations in the Company's quarterly operating results; competition in its industry; changing macroeconomic and geopolitical conditions, including evolving international trade policies and the implementation of increased tariffs, import restrictions, and retaliatory trade actions; and relevant government policies and regulations relating to the Company and cryptocurrency. Further information regarding these and other risks is included in the Company's filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Canaan Inc. does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Investor Relations Contact

Canaan Inc.
Xi Zhang
Email: IR@canaan-creative.com

Christensen Advisory
Christian Arnell
Email: canaan@christensencomms.com